Exhibit 4.12

Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Survey Design to conduct construction site survey in the Guilin facility

Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) entered into an agreement (“Agreement”) with Guilin Institute of Survey Design (“Survey Institute”) on July 28, 2011 for the construction site survey of Guilin JTF’s lot in the Tie Shan Industrial Park.  Pursuant to the Agreement, the Survey Institute shall conduct the survey from July 30, 2011 to August 20th 2011 and deliver Guilin JTF a survey report.  In consideration for the Survey Institute’s services, Guilin Jun Tai Fu shall pay the Survey Institute a contract price of RMB 115, 000.